QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.5

FOR IMMEDIATE RELEASE

Contact:	Rami S. Ramadan Chief Executive Officer Trans World Corporation (212) 983-3355

TRANS WORLD CORPORATION
ANNOUNCES TENDER OFFER FOR
ALL OUTSTANDING 12% SENIOR
SECURED NOTES

        NEW YORK, NEW YORK—                        , 2002—Trans World Corporation (OTC: TWCP.OB), the owner and operator of three casinos in the Czech Republic, announced today that it was commencing a tender offer for all of its $20.0 million principal amount of 12% Senior Secured Notes in exchange for shares of its common stock or for Variable Rate Promissory Notes Due 2009. The full text of the announcement is attached below as Annex A.

        The expiration date for the tender offer is Friday,                        , 2002 at 5:00 p.m. New York City time. The offer is subject to a number of conditions, including the requirement that 100% of the Noteholders tender, that at least 92% of the principal amount of the outstanding Notes be tendered for shares of the Company's common stock and that stockholders of Trans World approve an increase in the number of its authorized shares at a special meeting of stockholders scheduled to be held at the Company's executive office on December 23, 2002 at 10:00 a.m. New York City time, as well as other conditions, all of which may be waived by the Company with the consent of the holders of a majority of the principal amount of the Notes that have tendered in the offer. The tender offer is being made only by a prospectus, a related letter of transmittal and an agreement and plan of reorganization to the holders of the Notes.

        If the Noteholders exchange all of their Notes for shares of the Company's common stock, Trans World would reduce its long term debt from $21.5 million as of June 30, 2002 to approximately $3.6 million, and the Noteholders would own 90% of the issued and outstanding shares of the Company's common stock.

        "If successfully completed, this transaction will give Trans World a "fresh start." We will then be able to obtain additional financing on market terms in order to have sufficient working capital, improve our current properties and expand our business operations," said Rami S. Ramadan, Chief Executive Officer. "Our Board of Directors believes that this recapitalization is the best and quickest way to rejuvenate the Company's financial health."

        "We are hopeful that all Noteholders will accept the common stock being offered because the failure of just one Noteholder to tender could result in the termination of the offer," continued Mr. Ramadan. "If the offer is terminated, it would materially adversely effect our financial condition and could result in a possible bankruptcy proceeding."

        Trans World Corporation urges all Noteholders and stockholders to read the Company's tender offer materials and proxy materials which have been filed with the Securities and Exchange Commission. Such materials are available upon request to the Company (write to: Secretary, Trans World Corporation, 545 Fifth Avenue, Suite 940, New York, New York 10017; email to pbenkley@ibetworld.com; or call collect (212) 983-3355).

About Trans World Corporation

        Headquartered in New York City, Trans World Corporation owns and operates three casinos in the Czech Republic. The casinos, which operate under the brand name "American Chance Casinos," showcase themes portraying recognizable eras in American history. Located in border towns, a majority of the Company's clientele come from Germany and Austria, attracted by the casual and exciting atmosphere and high level of personal service. The executive offices for Trans World are located at 545 Fifth Avenue, Suite 940, New York, New York 10017 and its telephone number is (212) 983-3355.

        This release may contain forward-looking statements that involve risks and uncertainties. Among the other important factors which could cause actual results to differ materially from those in the forward-looking statements are the success of the note exchange offer discussed above, economic, competitive, and governmental factors affecting the Company's operations, markets, services and prices, as well as other factors detailed in the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-4, Form 10-KSB for the year ended December 31, 2001 and its Form 10-QSB for the quarter ended June 30, 2002. Trans World Corporation disclaims any obligation to revise or update any forward-looking statement that may be made from time to time by it or on its behalf.

-More-

ANNEX A

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related letter of transmittal and the Agreement and Plan of Recapitalization, and any amendments or supplements thereto, and is being made only to all holders of the Notes. This Offer, however, is not being made to, nor will Notes be accepted from or on behalf of, a holder of Notes in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. TWC (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holder of Notes in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on TWC's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO EXCHANGE
22,640 SHARES OF COMMON STOCK
OR
$1,000 PRINCIPAL AMOUNT OF VARIABLE RATE
PROMISSORY NOTES DUE 2009
(AND 8% PROMISSORY NOTES DUE 2005
TO CERTAIN HOLDERS ONLY)
FOR EACH OUTSTANDING $1,000 PRINCIPAL AMOUNT OF
12% SENIOR SECURED NOTES DUE
MARCH 17, 2005
OF
TRANS WORLD CORPORATION

        Trans World Corporation ("TWC"), a Nevada corporation, is offering to exchange 22,640 shares of TWC common stock, $0.001 par value per share ("TWC Common Stock"), or $1,000 principal amount of Variable Rate Promissory Note due 2009 (the "Replacement Notes"), together with an 8% Promissory Note due 2005 (the "Interest Note") to certain Noteholders to whom TWC owes accrued but unpaid interest on the Notes, for each outstanding $1,000 principal amount of the 12% Senior Secured Notes due March 17, 2005 (the "Notes") of TWC, upon the terms and subject to the conditions set forth in the Agreement and Plan of Recapitalization by and among TWC and all tendering Noteholders (the "Agreement"), the prospectus, dated                        , 2002 (the "Prospectus"), and in the related letter of transmittal (which, together with the Agreement and the Prospectus and any amendments or supplements thereto, collectively constitute the "Offer"). Noteholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the exchange of Notes pursuant to the Offer. Noteholders who hold their Notes through a broker or bank should consult such institution as to whether it charges any service fees. TWC will pay all charges and expenses of Continental Stock Transfer & Trust Company, which is acting as exchange agent (the "Exchange Agent"), and to other persons rendering services that were or will be incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY,                         , 2002, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon 100% of the Notes being tendered and upon 92% of the principal amount of the Notes being tendered for shares of the TWC Common Stock. The Offer is subject to other terms and conditions. We may waive any condition in our sole discretion with the consent of the holders of a majority of the principal amount of the Notes.

        For purposes of the Offer, TWC shall be deemed to have accepted for exchange Notes validly tendered and not properly withdrawn when, as and if TWC gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such Notes. Delivery of TWC Common Stock or the Replacement Notes in exchange for the Notes pursuant to the Offer will be made by the Exchange Agent as soon as practicable after receipt of such notice, provided that all conditions to the Offer have been satisfied or waived by TWC, with the consent of the holders of a majority of the principal amount of the Notes. The Exchange Agent will act as agent for tendering Noteholders for the purpose of receiving TWC Common Stock and transmitting such TWC Common Stock to validly tendering Noteholders. In all cases, payment for the Notes accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) original certificates representing such Notes, (ii) a duly executed copy of the Agreement, (iii) a properly completed and duly executed letter of transmittal (or a properly completed and manually signed facsimile thereof) with any required signature guarantees, and (iv) any other documents required by the Agreement or the letter of transmittal, or the tendering Noteholders must comply with the guaranteed delivery procedures described in the Prospectus. See "The Note Exchange Offer—Guaranteed Delivery."

        The term "Expiration Date" means 5:00 p.m., New York City time, on Friday,                        , 2002, unless and until TWC extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by TWC, shall expire. TWC may at any time or from time to time extend the Offer for any period required by any rule, regulation or order of the Securities and Exchange Commission ("SEC") applicable to the Offer. TWC expressly reserves the right to waive the conditions to the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that certain other conditions identified in the Prospectus relating to the effectiveness of the registration statement filed with the SEC in connection with the Offer will not be modified or waived. See the Prospectus.

        If TWC extends the Offer, TWC will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Notes previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right to withdraw the Notes.

        Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after                        , 2002. For a withdrawal of Notes tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name, address and social security (or taxpayer identification) number of the person who tendered the Notes to be withdrawn, the Note certificate number(s) and the aggregate principal amount of the Notes to be withdrawn and the name(s) in which the certificate(s) representing such Notes are registered, if different from that of the person who tendered such Notes. If certificates for Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Notes to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Notes to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Notes tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by TWC, in its sole discretion, and its determination will be final and binding on all parties.

        The Prospectus, the Agreement, the related letter of transmittal and other related materials will be mailed to registered holders of Notes and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Noteholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Notes. The Prospectus, the Agreement, and the related letter of transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Any questions or requests for assistance or for additional copies of the Prospectus, the Agreement, the related letter of transmittal and other related tender offer materials may be directed to TWC at its address and telephone number set forth below, and copies will be furnished promptly at TWC's expense. TWC will not pay any fees or commissions to any broker or dealer or any other person (other than the Exchange Agent) in connection with the solicitation of tenders of Notes pursuant to the Offer.

The contact information for TWC regarding the Offer is:

  Attn: Paul Benkley, Secretary
  Trans World Corporation
  545 Fifth Avenue, Suite 940
  New York, New York 10017
  Telephone: (212) 983-3355
  Fax: (212) 983-8129
  Noteholders may call collect.

-END-

QuickLinks

ANNEX A